                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                           ROLLINS TRUCK LEASING CORP.
                       (Name of Subject Company (Issuer))

                           SUN ACQUISITION CORPORATION
                         PENSKE TRUCK LEASING CO., L.P.
                        (Name of Filing Person (Offeror))

                           Common Stock, $1 Par Value
                          Common Stock Purchase Rights
                         (Title of Class of Securities)

                                    775741101
                      (CUSIP Number of Class of Securities)

                                 James A. Rosen
                         Penske Truck Leasing Co., L.P.
                       Vice President and General Counsel
                              Route 10, Green Hills
                                  P.O. Box 563
                             Reading, PA 19603-0563
                                 (610) 775-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
                     (Name, Address, and Telephone of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)


                            Calculation of Filing Fee

              Transaction valuation*                                       Amount of filing fee
              ----------------------                                       --------------------
                  $796,686,696                                                   $159,338

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all 57,979,616 shares of common stock of Rollins Truck Leasing Corp. outstanding on January 12, 2001 at a purchase price of $13.00 cash per share. The transaction value also includes the offer price of $13.00 per share multiplied by the number of outstanding options on January 12, 2001, which was 3,303,976. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A                          Form or Registration No.: N/A

         Filing Party: N/A                                    Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:



[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to the offer by Sun Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Penske Truck Leasing Co., L.P., a Delaware limited partnership, to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), together with the associated rights (the "Rights" and collectively with the Common Stock, the "Shares") of Rollins Truck Leasing Corp., a Delaware corporation, at a price of $13.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10.  Financial Statements.

         (a)      Financial information.  Not applicable.
         (b)      Pro forma information.  Not applicable.

Item 11.  Additional Information.

         (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12.  Exhibits.  Material to be filed as exhibits to this Schedule TO:

         (a)(1)       Offer to Purchase, dated January 24, 2001.

         (a)(2)       Letter of Transmittal.

         (a)(3)       Notice of Guaranteed Delivery.

         (a)(4)       Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

         (a)(5) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.

         (a)(6) Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

         (a)(7)       Summary newspaper advertisement as published in The Wall
                      Street Journal on January 24, 2001.

         (a)(8)       Press Release dated January 24, 2001.

         (b) Funding letter from General Electric Capital Corporation to Penske Truck Leasing Co., L.P., dated January 15, 2001.

         (d)(1)       Agreement and Plan of Merger, dated as of January 15,
                      2001, by and among Penske Truck Leasing Co., L.P., Sun
                      Acquisition Corporation and Rollins Truck Leasing Corp.

         (d)(2) Tender Agreement, dated as of January 15, 2001, by and among Penske Truck Leasing Co., L.P., Sun Acquisition
                      Corporation and certain stockholders of Rollins Truck
                      Leasing Corp.

         (d)(3) Confidentiality Agreement, dated as of October 10, 2000, between Rollins Truck Leasing Corp. and General Electric
                      Capital Corporation.

         (g)          Not applicable.

         (h)          Not applicable.

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 24, 2001                  SUN ACQUISITION CORPORATION



                                         By:  /s/ Wayne S. Angelbeck
                                            -----------------------------------
                                              Name:   Wayne S. Angelbeck
                                              Title:  Vice President - Business
                                                      Development and Treasurer


                                         PENSKE TRUCK LEASING CO., L.P.



                                         By:  /s/ Wayne S. Angelbeck
                                            -----------------------------------
                                              Name:   Wayne S. Angelbeck
                                              Title:  Vice President - Business
                                                      Development and Treasurer

                                INDEX TO EXHIBITS


         (a)(1)       Offer to Purchase, dated January 24, 2001.

         (a)(2)       Letter of Transmittal.

         (a)(3)       Notice of Guaranteed Delivery.

         (a)(4)       Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

         (a)(5) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.

         (a)(6) Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

         (a)(7)       Summary newspaper advertisement as published in The Wall
                      Street Journal on January 24, 2001.

         (a)(8)       Press release dated January 24, 2001.

         (b) Funding letter from General Electric Capital Corporation to Penske Truck Leasing Co., L.P., dated January 15, 2001.

         (d)(1)       Agreement and Plan of Merger, dated as of January 15,
                      2001, by and among Penske Truck Leasing Co., L.P., Sun
                      Acquisition Corporation and Rollins Truck Leasing Corp.

         (d)(2) Tender Agreement, dated as of January 15, 2001, by and among Penske Truck Leasing Co., L.P., Sun Acquisition
                      Corporation and certain stockholders of Rollins Truck
                      Leasing Corp.

         (d)(3) Confidentiality Agreement, dated as of October 10, 2000, between Rollins Truck Leasing Corp. and General Electric
                      Capital Corporation.
